PALMETTO BANCSHARES, INC.

306 EAST NORTH STREET

GREENVILLE, SOUTH CAROLINA 29601

                                         November 17, 2010

Mr. Matt McNair

Attorney-Adviser

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Palmetto Bancshares, Inc.
Registration Statement on Form S-1
Filed October 8, 2010
File No. 333-169840

Dear Mr. McNair:

This letter is provided on behalf of Palmetto Bancshares, Inc. (the “Company,” “we,” or “our”) in response to the comment letter from the Securities and Exchange Commission (the “SEC”), dated November 8, 2010 (the “Comment Letter”), related to its review of the Company’s Registration Statement on Form S-1 filed on October 8, 2010 (File No. 333-169840). This letter sets forth the Company’s responses to the Comment Letter. For your convenience, we have also restated the SEC’s comment prior to our response.

Prospectus Cover Page

1.         We note that there is no public trading market for your common stock. As such, it is not appropriate to offer and sell the shares at prevailing market prices. Please revise to conform to the following:

The selling shareholders will sell at a price of $x.xx (or a range) per shares until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Revise throughout the prospectus accordingly, including in the plan of distribution section.

RESPONSE:

We have revised the Registration Statement, including the plan of distribution section, to conform with your request.

Selling Shareholders, page 19

2.        We note that you have not included a number of shares in the column titled “Beneficially Owned Prior to the Sale of all Shares covered by this Prospectus.” Please revise to disclose the number of shares beneficially owned prior to the offering.

RESPONSE:

We have revised the beneficial ownership table on page 19 of the Registration Statement to reflect the number of shares owned by each institutional investor prior to the sale of the shares covered by the Registration Statement.

Incorporation of Certain Documents by Reference, page 30

3.        Please update the incorporation by reference section to include all reports filed since the filing date of the registration statement that are required to be incorporated by reference. Also, revise to incorporate by reference the definitive proxy statement filed April 30, 2010. Refer to Item 12(a)(2) of Form S-1.

RESPONSE:

We have updated the incorporation by reference section of the Registration Statement to include all reports filed by the Company since the filing date of the Registration Statement that are required to be incorporated by reference, including the Company’s definitive proxy statement filed April 30, 2010.

In addition to this response letter and the Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 to which it relates (File No. 333-169840), the Company has provided a separate response letter and amended its registration statement on Form S-1 relating to the follow-on offering (File No. 333-169845) in response to the SEC’s separate comment letter received on November 8, 2010.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings;
•	SEC comments or changes to disclosures in response to SEC comments do not foreclose the SEC from taking any action with respect to the referenced filings; and
•	The Company may not assert staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Please contact John Jennings, Nelson Mullins Riley & Scarborough LLP, at (864) 250-2207 or me at (864) 250-6083 with any questions regarding our responses.

Sincerely,

/s/ Samuel L. Erwin
Samuel L. Erwin
Chief Executive Officer

cc:	Neil E. Grayson, Nelson Mullins Riley & Scarborough LLP
John M. Jennings, Nelson Mullins Riley & Scarborough LLP

2